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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Powell Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

739128106

(Cusip Number)

N/A

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 739128106

1.	Name of Reporting Person: Nationwide Trust Company, FSB, as trustee for the Powell Industries, Inc. Employee Stock Ownership Plan Trust(1)		I.R.S. Identification Nos. of above persons (entities only): 31-1592130

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization:
Nationwide Trust Company, FSB is a Federal Savings Bank chartered by the Office of Thrift Supervision by the U.S. Department of Treasury under the Home Owners' Loan Act of 1933. The Powell Industries, Inc. Employee Stock
Ownership Plan Trust is organized under the laws of the State of Ohio.(1)

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 644,915

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 644,915

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 644,915

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐ Not Applicable.

11.	Percent of Class Represented by Amount in Row (9): 6.1%

12.	Type of Reporting Person (See Instructions): SA (Trustee), EP (Trust)

(1) The filing of this Statement on Schedule 13G is made by Nationwide Trust Company, FSB as trustee ("Trustee") of the Powell Industries, Inc. Employee Stock Ownership Plan Trust (the "Trust") and does not constitute, and should not be construed as, an admission that the Trust or Trustee beneficial owns any securities covered by this Statement or is required to file this Statement. Pursuant to Rule 13d-4, the Trust and Trustee disclaim beneficial ownership of the securities covered by the Statement.

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13G

Item 1.
	(a)	Name of Issuer:
Powell Industries, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
8550 Mosley Drive Houston, Texas 77075-1180

Item 2.
	(a)	Name of Person Filing:
See Item 1 of Cover Page.
	(b)	Address of Principal Business Office or, if none, Residence:
Three Nationwide Plaza Columbus, Ohio 43215
	(c)	Citizenship:
See Item 4 of Cover Page.
	(d)	Title of Class of Securities:
Common Stock, par value $.01 per share
	(e)	CUSIP Number:
739128106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☒ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
644,915
(b) Percent of class:
6.1%
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
0
(ii) Shared power to vote or to direct the vote:
644,915(1)
(iii) Sole power to dispose or to direct the disposition of:
0
(iv) Shared power to dispose or to direct the disposition of:
644,915(1)
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

(1) Each participant in the Trust or, if applicable, his beneficiary is entitled to direct to the Trustee as to the exercise of any voting or tendering rights attributable to shares of Powell Industries, Inc. Common Stock (the "Common Stock") then allocated to his Powell Industries, Inc. Employee Stock Ownership Plan account (the "ESOP"). All allocated shares of Common Stock as to which such instructions have been received (which may include an instruction to abstain) will be voted in accordance with such instructions. However, with respect to any unallocated shares of Common Stock in the Trust, or any allocated shares of Common Stock as to which no voting or tendering instructions have been received the Trustee will vote or tender such shares in such manner as directed by the Administrative Committee of the ESOP. As of the date hereof, 368,998 shares of Common Stock are allocated to the accounts of participants in the ESOP.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

In accordance with the terms of the ESOP, participants of the ESOP are entitled to receive certain distributions of assets held by the Trust. Such distributions may include dividends on or proceeds from the sale of shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

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13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 4, 2003

Company Name(s):

Nationwide Trust Company, FSB, a savings association, as Trustee of the Powell Industries, Inc. Employee Stock Ownership Plan Trust

By:	/s/ Stephen R. Slade
Name:	Stephen R. Slade
Title:	Vice President and Compliance Officer Nationwide Trust Company, FSB

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